SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Foundation Medicine, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

350465100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages
Exhibit Index on Page 7

CUSIP NO. 350465100	13 G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Google Ventures 2011, L.P. (“GV 2011”) SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Inclusion of number is not required)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,444,653 shares, except that Google Ventures 2011 GP, L.L.C. (“GP 2011”), the general partner of GV 2011, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,444,653 shares, except that GP 2011 may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,444,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.69%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 350465100	13 G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Google Ventures 2011 GP, L.L.C. SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Inclusion of number is not required)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,444,653 shares directly held by GV 2011. GP 2011, the general partner of GV 2011, may be deemed to have the sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 2,444,653 shares directly held by GV 2011. GP 2011, the general partner of GV 2011, may be deemed to have the sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,444,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.69%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 350465100	13 G	Page 4 of 9 Pages

ITEM 1(A).	NAME OF ISSUER:
Foundation Medicine, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
150 Second Street
Cambridge, MA 02141

ITEM 2(A).	NAME OF PERSONS FILING:
This statement is filed by Google Ventures 2011, L.P. (“GV 2011”) and Google Ventures 2011 GP, L.L.C. (“GP 2011”), the general partner of GV 2011. The foregoing entities are collectively referred to as the “Reporting Persons.”

GP 2011 is the general partner of GV 2011 and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by GV 2011. Voting and dispositive power with respect to the shares held by GV 2011 reside with the Google Ventures Investment Committee, no member of which has veto power.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the principal business office for each of the Reporting Persons is:

Google Ventures
1600 Amphitheatre Parkway
Mountain View, CA 94043

ITEM 2(C)	CITIZENSHIP:
GV 2011 is a Delaware limited partnership and GP 2011 is a Delaware limited liability company.

ITEM 2(D)/E	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:
Common Stock
CUSIP # 350465100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 350465100	13 G	Page 5 of 9 Pages

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Under certain circumstances set forth in the limited partnership agreement of GV 2011 and the limited liability company agreement of GP 2011, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

CUSIP NO. 350465100	13 G	Page 6 of 9 Pages

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 350465100	13 G	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Google Ventures 2011, L.P.

By Google Ventures 2011 GP, L.L.C, its General Partner

By Google Inc., its Managing Member

By: /s/ David C. Drummond

Name: David C. Drummond

Title: Senior V.P. and Chief Legal Officer

Google Ventures 2011 GP, L.L.C

By Google Inc., its Managing Member

By: /s/ David C. Drummond

Name: David C. Drummond

Title: Senior V.P. and Chief Legal Officer

CUSIP NO. 350465100	13 G	Page 8 of 9 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	8

CUSIP NO. 350465100	13 G	Page 9 of 9 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Foundation Medicine, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2014

Google Ventures 2011, L.P.

By Google Ventures 2011 GP, L.L.C, its General Partner

By Google Inc., its Managing Member

By: /s/ David C. Drummond

Name: David C. Drummond

Title: Senior V.P. and Chief Legal Officer

Google Ventures 2011 GP, L.L.C

By Google Inc., its Managing Member

By: /s/ David C. Drummond

Name: David C. Drummond

Title: Senior V.P. and Chief Legal Officer